Exhibit 99.10

CERTIFICATION

REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND

SECTION 1350 OF CHAPTER 63 OF TITLE 18

OF THE UNITED STATES CODE

Gammon Gold Inc. (the “Company”) is filing its annual report on Form 40-F/A for the fiscal year ended December 31, 2008 (the “Report”) with the United States Securities and Exchange Commission.

I, Rene Marion, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: October 7, 2009

/s/ Rene Marion
Rene Marion
Chief Executive Officer